This filing relates to the proposed acquisition of IAA, Inc., a Delaware corporation (the “Company”), by Ritchie Bros. Auctioneers Incorporated, a company organized under the federal laws of Canada (“Parent”), pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization, dated as of November 7, 2022, by and among the Company, Parent, Ritchie Bros. Holdings Inc., a Washington corporation and a direct and indirect wholly owned subsidiary of Parent (“US Holdings”), Impala Merger Sub I, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of US Holdings, and Impala Merger Sub II, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of US Holdings.

Filed by Ritchie Bros. Auctioneers Incorporated pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: IAA, Inc.
Commission File No.: 001-38580

Date: November 7, 2022

RBA - IAA All-Employee Letter

Good morning Team,

I’m reaching out to share some incredible news. We just announced that we have entered into a definitive agreement to acquire IAA, a leading global digital marketplace connecting vehicle buyers and sellers. This transaction marks a significant step forward in our journey to become the trusted global marketplace for insights, services, and transaction solutions for commercial assets – and now vehicles. You can read the press release we issued here https://www.newswire.ca/news-releases/ritchie-bros-to-acquire-iaa-and-create-a-leading-global-marketplace-for-commercial-assets-and-vehicles-849363993.html.

IAA operates one of the most prominent and respected vehicle marketplaces with more than 210 facilities throughout the U.S., Canada, and Europe and a digital platform that serves customers in more than 170 countries. Although this is a new vertical for us, their business should look really familiar to you. They have yards, we have yards. They run auctions, we run auctions. They are multi-channel, we are multi-channel and so on… And their team, like ours, always puts the customer first!

By combining the two organizations, we will be able to create better experiences for our customers. For instance, our combined yard footprint will put us closer to both companies’ customers, enabling us to offer exceptional service. In addition, with enhanced scale, we can build stronger data analytics capabilities and offer more services and transaction solutions to serve customers and drive profitable growth.

While this announcement represents a new chapter for Ritchie Bros., it’s important to remember that this is just the beginning of this process. Until the transaction closes, which we expect to occur in the first half of 2023, Ritchie Bros. and IAA will remain separate, independent companies, and we are operating as usual. This means you should see no significant changes to your job as a result of this announcement, and we are counting on all of you to focus on your responsibilities and continue delivering for our customers. Looking ahead, we expect this transaction to create exciting growth and development opportunities as we scale our combined business.

We have scheduled a Town Hall meeting for later this morning at 8:30 AM PT where I will discuss why I am so energized by this transaction and address some of your questions. We have also attached an FAQ to this email to help answer some of your initial questions. While we do not have all of the answers at this early stage in the process, we are committed to communicating openly with you as we have information to share.

This announcement is likely to generate increased interest in our company and it is important that we speak with one voice. In the event you receive questions from the media, please forward them to Matt Ackley at mackley@ritchiebros.com. Investor calls can be directed to Sameer Rathod at srathod@ritchiebros.com.

Most of all, I want to thank you for all the hard work you’ve done to get us to this stage. This transaction is a testament to the resilience and achievements of the entire Ritchie Bros. team, and it would not have been possible without your dedication and commitment to our company.

Sincerely,

Ann

Forward-Looking Statements

This communication contains information relating to a proposed business combination transaction between Ritchie Bros. Auctioneers Incorporated (“RBA”) and IAA, Inc. (the “Company”). This communication includes forward-looking information within the meaning of Canadian securities legislation and forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”). Forward-looking statements may include statements relating to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction, other aspects of RBA’s or the Company’s respective businesses, operations, financial condition or operating results and other statements that are not historical facts. There can be no assurance that the proposed transaction will in fact be consummated. These forward-looking statements generally can be identified by phrases such as “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “predicts,” “potential,” “continue,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import.

It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of RBA’s common shares or the Company’s common stock. Therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. While RBA’s and the Company’s management believe the assumptions underlying the forward-looking statements are reasonable, these forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the possibility that shareholders of RBA may not approve the issuance of new common shares of RBA in the transaction or that stockholders of the Company may not approve the adoption of the merger agreement; the risk that a condition to closing of the proposed transaction may not be satisfied (or waived), that either party may terminate the merger agreement or that the closing of the proposed transaction might be delayed or not occur at all; the anticipated tax treatment of the proposed transaction; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; the diversion of management time on transaction-related issues; the response of competitors to the proposed transaction; the ultimate difficulty, timing, cost and results of integrating the operations of RBA and the Company; the effects of the business combination of RBA and the Company, including the combined company’s future financial condition, results of operations, strategy and plans; the failure (or delay) to receive the required regulatory approval of the transaction; the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the proposed transaction; the effect of the announcement, pendency or consummation of the proposed transaction on the trading price of RBA’s common shares or the Company’s common stock; the ability of RBA and/or the Company to retain and hire key personnel and employees; the significant costs associated with the proposed transaction; the outcome of any legal proceedings that could be instituted against RBA, the Company and/or others relating to the proposed transaction; restrictions during the pendency of the proposed transaction that may impact the ability of RBA and/or the Company to pursue non-ordinary course transactions, including certain business opportunities or strategic transactions; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; legislative, regulatory and economic developments affecting the business of RBA and the Company; general economic and market developments and conditions; the evolving legal, regulatory and tax regimes under which RBA and the Company operates; unpredictability and severity of catastrophic events, including, but not limited to, pandemics, acts of terrorism or outbreak of war or hostilities, as well as RBA’s or the Company’s response to any of the aforementioned factors. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and joint proxy statement/prospectus that will be filed with the Securities and Exchange Commission (the “SEC”) and applicable Canadian securities regulatory authorities in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties.

For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to RBA’s and the Company’s respective periodic reports and other filings with the SEC and/or applicable Canadian securities regulatory authorities, including the risk factors identified in RBA’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K and the Company’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither RBA nor the Company undertakes any obligation to update any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Important Additional Information and Where to Find It

In connection with the proposed transaction, RBA expects to file with the SEC and applicable Canadian securities regulatory authorities a registration statement on Form S-4 to register the common shares of RBA to be issued in connection with the proposed transaction. The registration statement will include a joint proxy statement/prospectus which will be sent to the stockholders of RBA and the Company seeking their approval of their respective transaction-related proposals. Each of RBA and the Company may also file other relevant documents with the SEC and/or applicable Canadian securities regulatory authorities regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that RBA or the Company may file with the SEC and/or applicable Canadian securities regulatory authorities. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC and applicable Canadian securities regulatory authorities IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RBA, THE COMPANY AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents (when they are available) free of charge through the website maintained by the SEC at www.sec.gov, SEDAR at www.sedar.com or from RBA at its website, investor.ritchiebros.com, or from the Company at its website, investors.iaai.com. Documents filed with the SEC and applicable Canadian securities regulatory authorities by RBA (when they are available) will be available free of charge by accessing RBA’s website at investor.ritchiebros.com under the heading Financials/SEC Filings, or, alternatively, by directing a request by telephone or mail to RBA at 9500 Glenlyon Parkway, Burnaby, BC, V5J 0C6, Canada, and documents filed with the SEC by the Company (when they are available) will be available free of charge by accessing the Company’s website at investors.iaai.com or by contacting the Company’s Investor Relations at investors@iaai.com.

Participants in the Solicitation

RBA and the Company and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of RBA and the Company in respect of the proposed transaction under the rules of the SEC. Information about RBA’s directors and executive officers is available in RBA’s definitive proxy statement on Schedule 14A for its 2022 Annual Meeting of Shareholders, which was filed with the SEC and applicable Canadian securities regulatory authorities on March 15, 2022, and certain of its Current Reports on Form 8-K. Information about the Company’s directors and executive officers is available in the Company’s definitive proxy statement on Schedule 14A for its 2022 Annual Meeting of Stockholders, which was filed with the SEC on May 2, 2022, and certain of its Current Reports on Form 8-K. Other information regarding persons who may be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC and applicable Canadian securities regulatory authorities regarding the proposed transaction when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from RBA or the Company free of charge using the sources indicated above.

RBA – IAA Employee FAQ

1.	What was announced?

•	We announced that we have entered into a definitive agreement to acquire IAA, a leading global digital marketplace connecting vehicle buyers and sellers. This marks a significant step forward in our journey to become the trusted global marketplace for insights, services, and transaction solutions.
•	Adding IAA to our platform will allow Ritchie Bros. to enter the adjacent vehicle market with an established market leader and position us to grow both Ritchie Bros. and IAA’s businesses.
•	Combining Ritchie Bros. and IAA’s complementary businesses will accelerate our growth and strategic vision to create a next-generation global marketplace for commercial assets and vehicles, supported by advanced technologies and data analytics.
•	Importantly, we expect this transaction to create new and exciting growth and development opportunities as we scale our business and enter new markets.

2.	Who is IAA?

•	IAA operates one of the most prominent and respected automotive marketplaces with more than 210 facilities throughout the U.S., Canada, and Europe and a digital platform that serves customers in more than 170 countries.
•	Importantly, IAA shares our customer-centric values and relentless focus on innovation.
•	We look forward to welcoming the IAA team to Ritchie Bros. and coming together as one organization to unlock the incredible opportunities we see ahead for our combined platform.

3.	Why did Ritchie Bros. pursue this transaction? How does this help us?

•	This transaction is an opportunity to combine with a like-minded, complementary business to scale our platform and take a significant step forward in our journey to become the trusted global marketplace for insights, services, and transaction solutions.
•	IAA allows us to enter the adjacent vehicle sector with an established market leader and expand our yard footprint to unlock growth opportunities for both our businesses.
•	By combining our complementary businesses, we will accelerate our growth and strategic vision to create a next-generation global marketplace for commercial assets and vehicles, supported by advanced technologies and data analytics.
•	Together, we will create a leading omnichannel platform with a comprehensive suite of tech-enabled services and empower our customers with insights to help them make the best business decisions.
•	With enhanced scale, a broader and more diversified customer base, and stronger data analytics capabilities, we will be able to advance our strategic priorities and provide a best-in-class customer experience.

4.	What does this mean for employees? Will my role or responsibilities change?

•	Ultimately, we expect this transaction will create new and exciting growth and development opportunities as we scale our business and advance our progress to become the trusted global marketplace for insights, services, and transaction solutions.
•	Importantly, until the transaction closes, which we expect to occur in the first half of 2023, Ritchie Bros. and IAA will remain separate, independent companies and we will continue to operate as usual. This means you should not expect any significant near-term changes to your role or responsibilities as a result of this announcement.
•	This means that we are counting on you to focus on your responsibilities to deliver the exceptional service customers expect from Ritchie Bros.
•	Looking ahead, while this transaction will grow our business, we are not changing our vision, our values or our culture.
•	We know our employees are our greatest resource, and we are focused on continuing to support and empower you as we enter this next chapter.

5.	Do you expect any layoffs as a result of this combination?

•	This transaction is ultimately about bringing together two complementary, leading businesses to create growth opportunities for both Richie Bros. and IAA.
•	That said, we have just announced the transaction and there are many decisions that need to be made.
•	We will be forming an integration team comprising members of Ritchie Bros. and IAA to develop thoughtful plans to bring our two organizations together.
•	As with any transaction of this size, there will be some areas where we have overlapping functions. It is important to note, however, that Ritchie Bros. and IAA operate in different markets and serve distinct customers bases. We will need talent from both organizations to continue to run our combined business.
•	Therefore, we anticipate very little operational redundancies, but as the integration planning process progresses, we’ll continue to evaluate how to best address any redundancy that is identified.
•	Overall, we believe this transaction will create new and exciting opportunities as we scale our business and accelerate our strategic vision to create a next-generation global marketplace for commercial assets, supported by advanced technologies and data analytics.

6.	Does this transaction mean we are changing our strategy?

•	No. This transaction allows us to take a significant step forward in our strategy to become the trusted global marketplace for insights, services, and transaction solutions.
•	By combining Ritchie Bros. and IAA’s complementary businesses, we will accelerate our strategic vision to create a next-generation global marketplace for commercial assets, supported by advanced technologies and data analytics.
•	Together, we will create a leading omnichannel platform with a comprehensive suite of tech-enabled services and empower our customers with insights to help them make the best business decisions.
•	With enhanced scale, a broader and more diversified customer base, and stronger data analytics capabilities, we will be able to advance our strategic priorities and provide a best-in-class customer experience.

7.	How will IAA be integrated into Ritchie Bros.? Will we combine teams or will they operate as a separate business?

•	We have just announced the transaction, and there are many decisions that need to be made.
•	We will be forming an integration planning team comprising members of both Ritchie Bros. and IAA to create a thoughtful roadmap to bring our two businesses together in order to best position us for success.
•	This integration planning process will build on our learnings from our prior transactions.
•	We look forward to providing additional details as we work through our planning process.

8.	The press release says Ritchie Bros. will continue to be legally incorporated in Canada and the combined headquarters will be in Chicago. Are we are moving our headquarters to Chicago, does that mean we are no longer a Canadian company? What will happen to our headquarters in Burnaby?

•	Our company was built in Canada, and Canada will always be Ritchie Bros.’ hometown.
•	While our official headquarters may now be in Chicago, we will continue to be legally incorporated in Canada and we do not expect any changes to our Burnaby corporate offices.
•	We have a long track record of expanding our corporate office footprint to live where our customers are, and this is just another example of that approach.
•	We continue to be a proud member of the Burnaby community, and we look forward to continuing to support our local community for years to come.

9.	Do you expect to close any yards or facilities as a result of this transaction? What will happen to Ritchie Bros. and IAA yards that are in close proximity?

•	We do not expect any changes to our yards or facilities as a result of this announcement. This transaction is about growing our platform, and our combined yard footprint will be critical to scaling our business to better serve both Ritchie Bros. and IAA customers.
•	Combining Ritchie Bros. and IAA’s yard real estate will put us closer to both companies’ customers, enabling us to offer faster service while providing increased flexibility to drive low-cost growth.

10.	Who will lead the combined company?

•	Ritchie Bros. CEO Ann Fandozzi will continue to serve as CEO of the combined company.

11.	Will there be any changes to Ritchie Bros.’ name or branding going forward?

•	We have just announced the transaction, and there are still many decisions to be made. That said, we recognize that our team has served our customers for over 60 years under the Ritchie Bros. brand and name, and as such we will take a thoughtful approach to aligning branding as part of the integration process to preserve the trust and customer loyalty we have built.

12.	Will RB2.0 continue?

•	Yes! RB2.0, our enterprise-wide technology initiative to position Ritchie Bros. to become the most trusted global marketplace for insight, services, and transaction solutions for commercial assets through a transformational multi-year journey remains key to our future growth.
•	In fact, we will look for ways to accelerate RB2.0 as we scale our business and enter new markets.

13.	How does this transaction benefit customers?

•	This transaction will help us to scale our business, expand our footprint, and provide stronger solutions to customers, faster than ever before.
•	With IAA, we will create a leading omnichannel platform with a comprehensive suite of tech-enabled services and empower our customers with insights to help them make the best business decisions.
•	Further, our combined, expanded yard footprint will put us closer to customers around the world to allow us to serve them faster and more efficiently.
•	With enhanced scale, stronger data-analytics, and more resources to accelerate investments in our platform, we will be able to create an even more seamless experience.
•	Importantly, until the transaction closes, which we expect to occur in the first half of 2023, Ritchie Bros. and IAA remain separate, independent companies and we are operating as usual.
•	Customers remain our priority, and we are focused on making the transaction process seamless for them. This means they can expect us to provide the same offerings and services they rely on.

14.	What should I do if I am contacted by a reporter or another outside party about the transaction?

•	Consistent with our company policy, please refer any inquiries from members of the media to Matt Ackley at mackley@ritchiebros.com and any inquiries from investors to Sameer Rathod at srathod@ritchiebros.com.

15.	Where can I get additional information? When will we learn more?

•	You can find the press release announcing the transaction here.
•	If you have additional questions, please reach out to your manager.
•	Rest assured, we are committed to transparency and will provide additional updates as appropriate as we work through the integration planning process.

Forward-Looking Statements

This communication contains information relating to a proposed business combination transaction between Ritchie Bros. Auctioneers Incorporated (“RBA”) and IAA, Inc. (the “Company”). This communication includes forward-looking information within the meaning of Canadian securities legislation and forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”). Forward-looking statements may include statements relating to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction, other aspects of RBA’s or the Company’s respective businesses, operations, financial condition or operating results and other statements that are not historical facts. There can be no assurance that the proposed transaction will in fact be consummated. These forward-looking statements generally can be identified by phrases such as “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “predicts,” “potential,” “continue,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import.

It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of RBA’s common shares or the Company’s common stock. Therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. While RBA’s and the Company’s management believe the assumptions underlying the forward-looking statements are reasonable, these forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the possibility that shareholders of RBA may not approve the issuance of new common shares of RBA in the transaction or that stockholders of the Company may not approve the adoption of the merger agreement; the risk that a condition to closing of the proposed transaction may not be satisfied (or waived), that either party may terminate the merger agreement or that the closing of the proposed transaction might be delayed or not occur at all; the anticipated tax treatment of the proposed transaction; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; the diversion of management time on transaction-related issues; the response of competitors to the proposed transaction; the ultimate difficulty, timing, cost and results of integrating the operations of RBA and the Company; the effects of the business combination of RBA and the Company, including the combined company’s future financial condition, results of operations, strategy and plans; the failure (or delay) to receive the required regulatory approval of the transaction; the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the proposed transaction; the effect of the announcement, pendency or consummation of the proposed transaction on the trading price of RBA’s common shares or the Company’s common stock; the ability of RBA and/or the Company to retain and hire key personnel and employees; the significant costs associated with the proposed transaction; the outcome of any legal proceedings that could be instituted against RBA, the Company and/or others relating to the proposed transaction; restrictions during the pendency of the proposed transaction that may impact the ability of RBA and/or the Company to pursue non-ordinary course transactions, including certain business opportunities or strategic transactions; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; legislative, regulatory and economic developments affecting the business of RBA and the Company; general economic and market developments and conditions; the evolving legal, regulatory and tax regimes under which RBA and the Company operates; unpredictability and severity of catastrophic events, including, but not limited to, pandemics, acts of terrorism or outbreak of war or hostilities, as well as RBA’s or the Company’s response to any of the aforementioned factors. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and joint proxy statement/prospectus that will be filed with the Securities and Exchange Commission (the “SEC”) and applicable Canadian securities regulatory authorities in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties.

For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to RBA’s and the Company’s respective periodic reports and other filings with the SEC and/or applicable Canadian securities regulatory authorities, including the risk factors identified in RBA’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K and the Company’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither RBA nor the Company undertakes any obligation to update any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Important Additional Information and Where to Find It

In connection with the proposed transaction, RBA expects to file with the SEC and applicable Canadian securities regulatory authorities a registration statement on Form S-4 to register the common shares of RBA to be issued in connection with the proposed transaction. The registration statement will include a joint proxy statement/prospectus which will be sent to the stockholders of RBA and the Company seeking their approval of their respective transaction-related proposals. Each of RBA and the Company may also file other relevant documents with the SEC and/or applicable Canadian securities regulatory authorities regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that RBA or the Company may file with the SEC and/or applicable Canadian securities regulatory authorities. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC and applicable Canadian securities regulatory authorities IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RBA, THE COMPANY AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents (when they are available) free of charge through the website maintained by the SEC at www.sec.gov, SEDAR at www.sedar.com or from RBA at its website, investor.ritchiebros.com, or from the Company at its website, investors.iaai.com. Documents filed with the SEC and applicable Canadian securities regulatory authorities by RBA (when they are available) will be available free of charge by accessing RBA’s website at investor.ritchiebros.com under the heading Financials/SEC Filings, or, alternatively, by directing a request by telephone or mail to RBA at 9500 Glenlyon Parkway, Burnaby, BC, V5J 0C6, Canada, and documents filed with the SEC by the Company (when they are available) will be available free of charge by accessing the Company’s website at investors.iaai.com or by contacting the Company’s Investor Relations at investors@iaai.com.

Participants in the Solicitation

RBA and the Company and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of RBA and the Company in respect of the proposed transaction under the rules of the SEC. Information about RBA’s directors and executive officers is available in RBA’s definitive proxy statement on Schedule 14A for its 2022 Annual Meeting of Shareholders, which was filed with the SEC and applicable Canadian securities regulatory authorities on March 15, 2022, and certain of its Current Reports on Form 8-K. Information about the Company’s directors and executive officers is available in the Company’s definitive proxy statement on Schedule 14A for its 2022 Annual Meeting of Stockholders, which was filed with the SEC on May 2, 2022, and certain of its Current Reports on Form 8-K. Other information regarding persons who may be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC and applicable Canadian securities regulatory authorities regarding the proposed transaction when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from RBA or the Company free of charge using the sources indicated above.